Dreyfus Institutional Preferred Money Market Fund

ANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Preferred Money Market Fund for the 12-month period ended March 31, 2006. During the reporting period, the fund produced a yield of 3.65%, which, after taking into account the effects of compounding, results in an effective yield of 3.72%.[1]

The Economy

Investor sentiment began the reporting period on a cautious note, as milder-than-expected employment and inflation data sparked concerns that the U.S. economy might have hit a soft patch. While these worries proved to be short-lived, soaring energy prices and the possibility of slower global economic growth continued to weigh on investor sentiment during the spring of 2005. Still, as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. The Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25% by the summer. The U.S. Commerce Department later announced that U.S. GDP grew at a moderate 3.3% annualized rate during the second quarter of 2005.

In July and August, stronger employment data helped convince investors that economic growth was solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate, and the Fed raised the federal funds rate to 3.5% at its meeting in early August. Then, on August 29, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel. Although some analysts believed that the Fed would pause at its September 20 meeting to assess the storm's economic impact, the central bank remained on course, increasing the federal funds rate to 3.75%. In fact, U.S. GDP grew at a relatively robust 4.1% annualized rate during the third quarter of 2005.

As was widely expected, the Fed raised interest rates in early November when the economy continued to exhibit signs of strength. December saw the creation of 108,000 new jobs and a decline in the unemployment rate to 4.9%, further evidence that the U.S. economy remained on solid footing. However, when the Fed implemented its final rate increase of 2005 at its December meeting to 4.25%, a change in the language in its announcement of the increase convinced some analysts that the credit-tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting. The Fed again revised the language in its statement accompanying the increase, indicating that "some further policy firming may be needed…." This change was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers. This strength in job growth and the overall unemployment rate of 4.8% helped alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown.

In addition, despite higher short-term interest rates and new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon, which in the past had been considered a harbinger of recession. The consensus view in 2006 appears to be different, with many analysts attributing the inversion to robust demand for U.S. Treasury securities from overseas investors seeking competitive yields from high-quality notes and bonds.



In addition, Ben Bernanke indicated in a speech in March that the U.S. economy was growing at a healthy pace and the flat yield curve does not necessarily signal a slowdown. He stated that the housing slowdown seemed moderate and consumer finances have been consistent with continued growth. In addition, many analysts expected annualized GDP growth for the first quarter of 2006 to be robust. Accordingly, few investors were surprised when the Fed in late March implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75%.

Portfolio Focus

Due to the Fed's tightening posture, many money market investors have focused primarily on securities with relatively short maturities. We have adopted a similar strategy, usually keeping the fund's weighted average maturity shorter than the industry averages, keeping in mind the upcoming Fed meetings.

Some members of the Federal Open Market Committee have acknowledged that the tightening process that began with the federal funds rate at 1% has moved short-term interest rates much closer to a "neutral" policy. However, the Fed at its March 28 meeting stated that some further policy firming may be needed. While many investors anticipate at least one more rate hike, the Fed's actions after that will be increasingly determined by incoming economic data.

Patricia A. Larkin
Senior Portfolio Manager

April 17, 2006
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2006

Expenses paid per $1,000†	$ .50
Ending value (after expenses)	$1,020.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

Expenses paid per $1,000†	$ .50
Ending value (after expenses)	$1,024.43

† *Expenses are equal to the fund's annualized expense ratio of .10%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006

Negotiable Bank Certificates of Deposit–16.5%	Principal Amount ($)	Value ($)
Bank of the West 4.57%, 4/7/06	100,000,000	100,000,000
Barclays Bank PLC (Yankee) 4.58%, 4/3/06	350,000,000	350,000,000
Credit Suisse (Yankee) 4.58%–4.75%, 4/7/06–7/5/06	325,000,000	325,000,000
Societe Generale (Yankee) 4.58%, 4/7/06	300,000,000	300,000,000
Total Negotiable Bank Certificates of Deposit (cost $1,075,000,000)		**1,075,000,000**

Commercial Paper–31.4%		
Abbey National North America LLC 4.58%–4.84%, 4/3/06–4/7/06	250,000,000	249,908,347
Bank of America Corp. 4.57%, 4/4/06	350,000,000	349,867,583
Beethoven Funding Corporation 4.60%, 4/3/06	190,786,000 [a]	190,737,456
Bryant Park Funding LLC 4.60%, 4/4/06	65,277,000 [a]	65,252,086
Deutsche Bank Financial LLC 4.83%, 4/3/06	250,000,000	249,932,917
Dexia Delaware LLC 4.58%, 4/7/06	50,000,000	49,962,125
Prudential Funding LLC 4.84%, 4/3/06	250,000,000	249,932,778
Toyota Motor Credit Corp. 4.60%, 4/4/06	149,000,000 [a]	148,943,132
UBS Finance Delaware LLC 4.83%, 4/3/06	300,000,000	299,919,500
WestpacTrust Securities NZ Ltd. 4.57%, 4/3/06	200,000,000	199,949,556
Total Commercial Paper (cost $2,054,405,480)		**2,054,405,480**

Corporate Notes–5.4%	Principal Amount ($)	Value ($)
Fifth Third Bancorp 4.78%, 4/24/06	200,000,000 [b]	200,000,000
Morgan Stanley 4.66%, 4/3/06	150,000,000 [b]	150,000,000
Total Corporate Notes (cost $350,000,000)		**350,000,000**

U.S. Government Agencies–3.8%		
Federal Home Loan Bank System 4.75%, 4/11/06 (cost $249,995,887)	250,000,000 [b]	**249,995,887**

Time Deposits–42.8%		
BNP Paribas (Grand Cayman) 4.85%, 4/3/06	200,000,000	200,000,000
Branch Banking & Trust Co. (Grand Cayman) 4.84%, 4/3/06	200,000,000	200,000,000
Calyon (Grand Cayman) 4.85%, 4/3/06	300,000,000	300,000,000
Fortis Bank (Grand Cayman) 4.85%, 4/3/06	300,000,000	300,000,000
HSH Nordbank AG (Grand Cayman) 4.86%, 4/3/06	300,000,000	300,000,000
Landesbank Baden-Wuerttemberg (Grand Cayman) 4.84%, 4/3/06	300,000,000	300,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 4.84%, 4/3/06	220,000,000	220,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau) 4.84%, 4/3/06	300,000,000	300,000,000
Rabobank Nederland (Grand Cayman) 4.87%, 4/3/06	200,000,000	200,000,000
Sanpaolo IMI U.S. Financial Co. (Grand Cayman) 4.88%, 4/3/06	250,000,000	250,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 4.83%, 4/3/06	224,000,000	224,000,000
Total Time Deposits (cost $2,794,000,000)		**2,794,000,000**
Total Investments (cost $6,523,401,367)	**99.9%**	**6,523,401,367**
Cash and Receivables (Net)	**.1%**	**9,042,998**
Net Assets	**100.0%**	**6,532,444,365**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $404,932,674 or 6.2% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	80.0	Insurance	3.8
Finance	6.1	Brokerage Firms	2.3
Asset-Backed/Multi-Seller Programs	3.9		
Government Agency	3.8		**99.9**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	6,523,401,367	6,523,401,367
Interest receivable		11,307,626
		6,534,708,993
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		547,187
Cash overdraft due to Custodian		1,717,441
		2,264,628
Net Assets ($)		**6,532,444,365**
Composition of Net Assets ($):		
Paid-in capital		6,533,419,705
Accumulated net realized gain (loss) on investments		(975,340)
Net Assets ($)		**6,532,444,365**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		6,533,419,705
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Interest Income	**299,663,219**
Expenses:	
Management fee–Note 2(a)	**8,054,423**
Investment Income-Net, representing net increase	
** in net assets resulting from operations**	**291,608,796**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment income−net	291,608,796	160,666,464
Net realized gain (loss) on investments	−	(951,775)
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**291,608,796**	**159,714,689**
Dividends to Shareholders from ($):		
Investment income−net	**(291,608,796)**	**(160,666,464)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	42,303,649,611	44,357,885,263
Dividends reinvested	270,734,371	135,277,184
Cost of shares redeemed	(44,872,376,961)	(46,378,747,819)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**(2,297,992,979)**	**(1,885,585,372)**
Total Increase (Decrease) in Net Assets	**(2,297,992,979)**	**(1,886,537,147)**
Net Assets ($):		
Beginning of Period	8,830,437,344	10,716,974,491
End of Period	**6,532,444,365**	**8,830,437,344**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.037	.016	.010	.017	.033
Distributions:					
Dividends from investment income−net	(.037)	(.016)	(.010)	(.017)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.72	1.64	1.05	1.67	3.30
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.10	.10	.10	.10	.10
Ratio of net investment income to average net assets	3.62	1.59	1.04	1.65	3.23
Net Assets, end of period ($ x 1,000)	6,532,444	8,830,437	10,716,974	9,584,753	9,804,771

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operates of each series. Expenses directly attributable to each series are charged to that series operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investment represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $975,340 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $23,566 of the carryover expires in fiscal 2012 and $951,774 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005, were all ordinary income.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $547,187.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Preferred Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Preferred Money Market Fund (one of the series comprising Dreyfus Institutional Preferred Money Market Funds) as of March 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Preferred Money Market Fund at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 5, 2006

IMPORTANT TAX INFORMATION <small>(Unaudited)</small>

For Federal tax purposes the fund hereby designates 79.25% of ordinary income dividends paid during the fiscal year ended March 31, 2006 as qualifying "interest related dividends."

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1997)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

————————

Clifford L. Alexander, Jr. (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

————————

Lucy Wilson Benson (78)
Board Member (1997)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (69)
Board Member (2005)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

————————————————

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

————————————————

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

————————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

CHARLES CARDONA, Executive Vice President since March 2000.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since February 1981.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Institutional
Preferred Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0194AR0306

Dreyfus
Institutional Preferred
Plus Money Market Fund

ANNUAL REPORT March 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Preferred Plus Money Market Fund for the 12-month period ended March 31, 2006. During the reporting period, the fund produced a yield of 3.68%, which, after taking into account the effects of compounding, results in an effective yield of 3.75%.[1]

The Economy

Investor sentiment began the reporting period on a cautious note, as milder-than-expected employment and inflation data sparked concerns that the U.S. economy might have hit a soft patch. While these worries proved to be short-lived, soaring energy prices and the possibility of slower global economic growth continued to weigh on investor sentiment during the spring of 2005. Still, as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. The Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25% by the summer. The U.S. Commerce Department later announced that U.S. GDP grew at a moderate 3.3% annualized rate during the second quarter of 2005.

In July and August, stronger employment data helped convince investors that economic growth was solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate, and the Fed raised the federal funds rate to 3.5% at its meeting in early August. Then, on August 29, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel. Although some analysts believed that the Fed would pause at its September 20 meeting to assess the storm's economic impact, the central bank remained on course, increasing the federal funds rate to 3.75%. In fact, U.S. GDP grew at a relatively robust 4.1% annualized rate during the third quarter of 2005.

As was widely expected, the Fed raised interest rates in early November when the economy continued to exhibit signs of strength.

December saw the creation of 108,000 new jobs and a decline in the unemployment rate to 4.9%, further evidence that the U.S. economy remained on solid footing. However, when the Fed implemented its final rate increase of 2005 at its December meeting to 4.25%, a change in the language in its announcement of the increase convinced some analysts that the credit-tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting. The Fed again revised the language in its statement accompanying the increase, indicating that "some further policy firming may be needed…." This change was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

The employment report for February showed a better-than-expected increase of 243,000 workers. This strength in job growth and the overall unemployment rate of 4.8% helped alleviate any lingering concerns that the Gulf Coast hurricanes and high energy prices might trigger an economic slowdown.

In addition, despite higher short-term interest rates and new signs of sustained economic growth, longer-term interest rates remained surprisingly stable, causing the Treasury yield curve to flatten substantially. At times during the first quarter of 2006, the yield curve inverted, a phenomenon, which in the past had been considered a harbinger of recession. The consensus view in 2006 appears to be different, with many analysts attributing the inversion to robust demand for U.S. Treasury securities from overseas investors seeking competitive yields from high-quality notes and bonds.

In addition, Ben Bernanke indicated in a speech in March that the U.S. economy was growing at a healthy pace and the flat yield curve does not necessarily signal a slowdown. He stated that the housing slowdown seemed moderate and consumer finances have been consistent with con-

tinued growth. In addition, many analysts expected annualized GDP growth for the first quarter of 2006 to be robust. Accordingly, few investors were surprised when the Fed in late March implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75%.

Portfolio Focus

Due to the Fed's tightening posture, many money market investors have focused primarily on securities with relatively short maturities. We have adopted a similar strategy, usually keeping the fund's weighted average maturity shorter than the industry averages, keeping in mind the upcoming Fed meetings.

Some members of the Federal Open Market Committee have acknowledged that the tightening process that began with the federal funds rate at 1% has moved short-term interest rates much closer to a "neutral" policy. However, the Fed at its March 28 meeting stated that some further policy firming may be needed. While many investors anticipate at least one more rate hike, the Fed's actions after that will be increasingly determined by incoming economic data.



Patricia A. Larkin
Senior Portfolio Manager

April 17, 2006
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 3.58% and 3.64%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Plus Money Market Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,021.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

Expenses paid per $1,000†	$ .00
Ending value (after expenses)	$1,024.93

† *Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006

Commercial Paper–17.9%	Principal Amount ($)	Value ($)
Abbey National North America LLC 4.84%, 4/3/06	20,000,000	19,994,622
BNP Paribas Finance Inc. 4.85%, 4/3/06	20,000,000	19,994,611
Deutsche Bank Financial LLC 4.83%, 4/3/06	20,000,000	19,994,633
Prudential Funding LLC 4.84%, 4/3/06	20,000,000	19,994,622
Rabobank USA Financial Corp. 4.84%, 4/3/06	20,000,000	19,994,622
UBS Finance Delaware LLC 4.83%, 4/3/06	20,000,000	19,994,634
Total Commercial Paper (cost $119,967,744)		**119,967,744**
U.S. Government Agencies–7.4%		
Federal Home Loan Bank System 4.63%, 4/3/06 (cost $49,467,273)	49,480,000	**49,467,273**
Time Deposits–22.5%		
Branch Banking & Trust Co. (Grand Cayman) 4.83%, 4/3/06	20,000,000	20,000,000
Fortis Bank (Grand Cayman) 4.85%, 4/3/06	20,000,000	20,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 4.81%, 4/3/06	25,400,000	25,400,000
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman) 4.83%, 4/3/06	20,000,000	20,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 4.84%, 4/3/06	20,000,000	20,000,000
National City Bank, Cleveland, OH (Grand Cayman) 4.78%, 4/3/06	20,000,000	20,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 4.88%, 4/3/06	25,000,000	25,000,000
Total Time Deposits (cost $150,400,000)		**150,400,000**

Repurchase Agreements—52.4%		
ABN AMRO Bank N.V. 4.77%, dated 3/31/2006, due 4/3/2006 in the amount of $70,027,825 (fully collateralized by $67,834,000 Federal Home Loan Mortgage Corp., Notes, 3.375%, due 4/15/2009, value $65,773,373 and $5,738,000 U.S. Treasury Bills, due 8/31/2006, value $5,626,970)	70,000,000	70,000,000
Banc of America Securities LLC 4.75%, dated 3/31/2006, due 4/3/2006 in the amount of $70,027,708 (fully collateralized by $42,875,000 Federal Home Loan Bank System, Bonds, 4.75%, due 4/27/2012, value $41,093,306 and $30,280,000 Federal National Mortgage Association, Notes, 0%-5.25%, due 10/2/2006-12/15/2008, value $30,307,115)	70,000,000	70,000,000
Barclays Financial LLC 4.75%, dated 3/31/2006, due 4/3/2006 in the amount of $70,027,708 (fully collateralized by $66,183,000 Federal Home Loan Mortgage Corp., Notes, 5.50%, due 8/20/2019, value $64,894,674 and $6,640,000 Federal National Mortgage Association, Notes, 5.125% due 5/27/2015, value $6,506,156)	70,000,000	70,000,000
Goldman, Sachs & Co. 4.75%, dated 3/31/2006, due 4/3/2006 in the amount of $70,027,708 (fully collateralized by $53,317,000 Federal Home Loan Mortgage Corp., Notes, 4.125%-5.40%, due 7/12/2010-3/17/2021, value $51,846,699 and $20,491,000 Federal National Mortgage Association, Notes, 2.50%, due 6/15/2008, value $19,553,355)	70,000,000	70,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Morgan Stanley 4.82%, dated 3/31/2006, due 4/3/2006 in the amount of $70,028,117 (fully collateralized by $72,340,000 Federal Home Loan Mortgage Corp., Notes, 3.55%-5%, due 3/15/2007-11/13/2014, value $71,993,852)	70,000,000	70,000,000
Total Repurchase Agreements (cost $350,000,000)		**350,000,000**
Total Investments (cost $669,835,017)	**100.2%**	**669,835,017**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,260,245)**
Net Assets	**100.0%**	**668,574,772**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	58.4	Insurance	3.0
Brokerage Firms	31.4		
Government Agencies	7.4		**100.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	669,835,017	669,835,017
Interest receivable		66,543
		669,901,560
Liabilities ($):		
Cash overdraft due to Custodian		**1,326,788**
Net Assets ($)		**668,574,772**
Composition of Net Assets ($):		
Paid-in capital		668,579,182
Accumulated net realized gain (loss) on investments		(4,410)
Net Assets ($)		**668,574,772**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		668,579,182
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Interest Income	**11,105,134**
Expenses:	
Management fee–Note 2(a)	**303,945**
Less–reduction in management fee due to undertaking–Note 2(a)	(303,945)
Investment Income–Net, representing net increase in net assets resulting from operations	**11,105,134**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment Income–Net, representing net increase in net assets resulting from operations	**11,105,134**	**9,086,348**
Dividends to Shareholders from ($):		
Investment income–net	**(11,105,134)**	**(9,086,348)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	5,101,210,885	7,709,688,815
Dividends reinvested	4,142	1,841
Cost of shares redeemed	(4,787,480,085)	(7,578,020,256)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**313,734,942**	**131,670,400**
Total Increase (Decrease) in Net Assets	**313,734,942**	**131,670,400**
Net Assets ($):		
Beginning of Period	354,839,830	223,169,430
End of Period	**668,574,772**	**354,839,830**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.037	.017	.011	.016	.030
Distributions:					
Dividends from investment income–net	(.037)	(.017)	(.011)	(.016)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.75	1.69	1.07	1.59	3.08
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.10	.10	.10	.10	.10
Ratio of net expenses to average net assets	–	–	–	.00[a]	.10
Ratio of net investment income to average net assets	3.65	1.80	1.07	1.45	2.96
Net Assets, end of period ($ x 1,000)	668,575	354,840	223,169	232,377	106

[a] *Amount represents less than .01%.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Plus Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The fund serves as an investment vehicle for certain other Dreyfus funds as well as for other institutional investors. At March 31, 2006, 100% of the funds outstanding shares were held by other Dreyfus funds. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series operations; expenses which are applicable to all series are allocated amoung them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $4,410 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $3,783 of the carryover expires in fiscal 2011 and $627 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005, were all ordinary income.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee. The Manager had undertaken from April 1, 2005 through March 31, 2006 to waive its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $303,945 during the period ended March 31, 2006. This waiver was voluntary, not contractual and can be terminated at any time.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Preferred Plus Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Preferred Plus Money Market Fund (one of the series constituting Dreyfus Institutional Preferred Money Market Funds) as of March 31, 2006, and the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the years then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Preferred Plus Money Market Fund at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 5, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes the fund hereby designates 76.91% of ordinary income dividends paid during the fiscal year ended March 31, 2006 as qualifying "interest related dividends."

Joseph S. DiMartino (62)
Chairman of the Board (1997)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (1997)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (78)
Board Member (1997)

Principal Occupation During Past 5 Years:
- President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
- The International Executive Services Corps., Director Emeritus
- Citizens Network for Foreign Affairs, Vice Chairperson
- Council on Foreign Relations, Member
- Lafayette College Board of Trustees, Trustee Emeritus
- Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

CHARLES CARDONA, Executive Vice President since March 2000.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since February 1981.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director–Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager — Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Institutional Preferred
Plus Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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